UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

Arm Holdings plc
(Exact name of registrant as specified in its charter)

England and Wales (State or other jurisdiction of incorporation or organization)	001-41800 (Commission File Number)	Not Applicable (I.R.S. Employer Identification Number)
110 Fulbourn Road Cambridge CB1 9NJ United Kingdom (Address of principal executive offices)		Not applicable (Zip code)
Spencer Collins
Arm Holdings plc
110 Fulbourn Road
Cambridge CB1 9NJ
United Kingdom
Tel: +44 (1223) 400 400

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being submitted, and provide the period to which the information in this Form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ____.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure

Arm Holdings plc (“Arm” or the “Company”) is a global leader in the semiconductor industry. The Company’s principal operations and activities are the licensing, marketing, research and development of central processing unit intellectual property (“IP”), graphics processing unit IP, systems IP, compute subsystems and associated software, tools and other related services. This Form SD is filed pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2025 to December 31, 2025 (the “Reporting Period”).
While Arm’s core business during the Reporting Period does not involve the manufacturing of physical products (either itself or by contracting third party manufacturers), Arm did contract for manufacture a small number of development boards, some of which are sold to customers. It was determined that for the Reporting Period, certain Conflict Minerals (as defined in Item 1.01(d)(3) of Form SD) were necessary to the functionality and/or production of the products that Arm manufactured or contracted to manufacture. Based on a reasonable country of origin inquiry (described below), the Company has no reason to believe that such Conflict Minerals originated in the Democratic Republic of the Congo or an adjoining country sharing an internationally recognized border with the Democratic Republic of the Congo (together, the “Covered Countries”) for the Reporting Period.
As stated in the Company’s “Supplier Code of Conduct”, which is available at www.arm.com, the Company is committed to operating transparently with the highest ethical standards. Arm requires all suppliers to adhere to applicable legal requirements in relation to “conflict minerals,” including tin, tantalum, tungsten, ores and gold originating from conflict areas and requires that each supplier ensure compliance with such laws.
The Company undertook a reasonable country of origin inquiry by performing internal checks to ascertain the presence and origin of any Conflict Minerals in each part used in the development boards noted above. The Company's suppliers also perform their own Conflict Minerals due diligence with respect to the materials they source. None of the results of these checks implicated any of the Covered Countries as the country of origin for any Conflict Minerals used by the Company in products that it manufactured or contracted to manufacture during the Reporting Period.
In addition to the above, Arm's approach to conflict minerals includes:
•specifying and sourcing components made by reputable original equipment manufacturers or their official distributors (referred to herein as “suppliers”) with conflict minerals policies;
•obtaining conflict minerals policy statements from all of its suppliers;
•not purchasing components from the “black” or “grey” market; and
•working with a small number of contract manufacturers with whom Arm has a long-standing relationship and who have a conflict minerals policies consistent with Arm’s own policy.
Furthermore, Arm identified the suppliers of the components incorporated in the products that Arm contracted for manufacture during the Reporting Period and confirmed it was in receipt of conflict minerals policy statements from all such suppliers. Based on a review of such policy statements, Arm believes that the conflict minerals policies of those suppliers for which Arm has received policy statements are consistent with Arm’s own policy and seek to eliminate conflict minerals that originate in the Democratic Republic of Congo or any adjoining countries from the supply chain.
This Conflict Minerals Disclosure is available on the Company’s website at www.arm.com. The information on the Company's website is not, and will not be deemed to be, a part of this report or incorporated into any of the Company's other filings with the Securities and Exchange Commission except where the Company expressly incorporates such information.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 26, 2026

ARM HOLDINGS PLC
By:	/s/ Jason Child
Jason Child
Executive Vice President and Chief Financial Officer